VIA EDGAR AND BY HAND

September 30, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Elaine Wolff, Special Counsel


         Re:      Feldman Mall Properties, Inc.
                  Registration Statement on Form S-11 Filed August 13, 2004 Registration No. 333-118246

Dear Ms. Wolff:

         On behalf of our client, Feldman Mall Properties, Inc. (the "Company"), a Maryland corporation, we set forth below the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), received by letter dated September 10, 2004 (the "September 10 Letter"), with respect to the registration statement (the "Registration Statement") on Form S-11 (Registration No. 333-118246) filed by the Company on August 13, 2004. The responses to the Staff's comments are set out in the order in which the comments were set out in the September 10 Letter and are numbered accordingly.

         We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

         Please note that the Company would like to commence the marketing phase of the offering no later than October 13, 2004. Accordingly, we would greatly appreciate a prompt response from the Staff to Amendment No. 1.

GENERAL

1. WE NOTE THAT, IMMEDIATELY AFTER OR SIMULTANEOUSLY WITH THE COMMENCEMENT OF THE OFFERING, THE COMPANY WILL PARTICIPATE IN FORMATION TRANSACTIONS THAT WILL INVOLVE THE ISSUANCE OF THE FOLLOWING SECURITIES:

              O COMMON STOCK AND OPERATING PARTNERSHIP UNITS ("OP UNITS") TO LARRY FELDMAN, JIM BOURG, SCOTT JENSEN, JEFFREY ERHART, THEIR RESPECTIVE AFFILIATES, AND OTHER THIRD PARTY INVESTORS RELATING TO ACQUISITION OF THE CONTRIBUTED ENTITIES;

              O OP UNITS TO FELDMAN PARTNERS LLC, JIM BOURG AND SCOTT JENSEN UPON ACHIEVEMENT OF CERTAIN PERFORMANCE THRESHOLDS;

Ms. Elaine Wolff
Securities and Exchange Commission
Page 2


         PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR ANALYSIS WITH RESPECT TO THE POTENTIAL FOR THE INTEGRATION OF THE OFFERS AND SALES OF COMMON STOCK AND UNITS AND THE PUBLIC OFFERING OF COMMON STOCK, INCLUDING A DISCUSSION OF ANY RELEVANT STAFF INTERPRETATIONS. PLEASE REFER TO BLACK BOX INCORPORATED (JUNE 26, 1990) AND SQUADRON, ELLENOFF, PLESANT & LEHRER (FEBRUARY 28, 1992). IN THIS CONNECTION WE NOTE THAT YOU HAVE NOT YET FILED THE CONTRIBUTION AGREEMENTS AS AMENDMENTS AND THAT SUCH AGREEMENTS CONTAIN "CUSTOMARY REPRESENTATIONS AND WARRANTIES AND ARE SUBJECT TO CUSTOMARY CLOSING CONDITIONS." PLEASE PROVIDE US WITH A COPY OF SUCH AGREEMENTS. WE MAY HAVE FURTHER COMMENT.

         Response: The contribution agreements providing for the issuance of the Company's common stock and OP units were executed prior to the initial filing of the Registration Statement on August 13, 2004. The Company hereby confirms that the recipients of the common stock and OP units were irrevocably bound to receive the common stock and OP units prior to the filing of the Registration Statement. The obligation to issue the common stock and OP units is limited only by conditions outside the control of the recipients, i.e., the Company's election not to acquire the contributed ownership interests due to a failure to complete the public offering. The Staff has consistently taken the position that an otherwise valid private placement made in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), or Rule 506 of Regulation D is not integrated with a subsequent offering of the same or similar securities under Rule 152 if the purchaser has completed its investment decision with regard to the private placement before the subsequent registered public offering is commenced. The Staff has further taken the position that a purchaser has completed its investment decision with regard to a private placement when the purchaser's obligation to purchase the securities is set forth in a binding investment agreement. In this case, the public offering is deemed to commence on August 13, 2004, the filing date of the Registration Statement, and each contributor made its investment decision by delivering its irrevocable commitment to the Company, subject only to conditions precedent not within the control of the purchaser, prior to the filing of the Registration Statement on August 13, 2004. As a result, the Company believes that the private placements of these shares of common stock and OP units were completed prior to the filing of the Registration Statement and pursuant to Rule 152 are not integrated with the subsequent registered offering of the Company's common stock. See, for example, Black Box Incorporated (avail. June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). The common stock and OP units will be issued upon the closing of the contribution of the ownership interests, which is expected to occur concurrently with or following the closing of the offering. The OP units are not redeemable for a period of one year following their date of issuance and the common stock to be issued in the formation transactions will be subject to a 180 day underwriters' lock-up. Any issuances of common stock upon redemption of the units either will be registered under the Securities Act or made pursuant to an available exemption from registration. The recipients of the OP units have represented to the Company and the operating partnership that they are "accredited investors" within the definition set forth in Rule 501 of Regulation D.

         We will supplementally provide the Staff with copies of the executed contribution agreements. We intend to file the contribution agreements as exhibits to the next Amendment to the Registration Statement.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 3


2. PLEASE REVISE TO DISCUSS WHETHER THE NUMBER OF SECURITIES TO BE ISSUED IN THE FORMATION TRANSACTIONS HAS BEEN FIXED. IF NOT, PLEASE DISCUSS HOW THE NUMBER OF SECURITIES TO BE ISSUED WILL BE DETERMINED.

         Response: The number of securities to be issued in the formation transactions has not been fixed. In this regard, we have added to the prospectus under the caption "Prospectus Summary--The Formation Transactions" a discussion of how the number of securities to be issued in the formation transactions is to be determined. We note that similar disclosure already appeared in the prospectus under the caption "Structure and Formation of Our Company--Formation Transactions--Contribution and Exchange of Ownership Interests in Contributed Entities" on page 57.

3. WE NOTE THAT YOU INTEND TO ELECT TO BE TAXED AS A REIT AND THAT A SIGNIFICANT PORTION OF THE NET PROCEEDS OF THE OFFERING HAS NOT YET BEEN COMMITTED TO INVESTING IN IDENTIFIED REAL ESTATE RELATED ASSETS. ACCORDINGLY, IT APPEARS THAT YOUR OFFERING CONSTITUTES A "BLIND-POOL" OR "NON-SPECIFIED PROPERTY PROGRAM." PLEASE REVISE TO INCLUDE PRIOR PERFORMANCE INFORMATION SIMILAR TO THAT REQUIRED UNDER ITEM 8 AND APPENDIX II OF INDUSTRY GUIDE 5. REFER TO SEC RELEASE 33-6900. IF YOU DO NOT BELIEVE YOU ARE REQUIRED TO PROVIDE PRIOR PERFORMANCE DISCLOSURES, OR IF YOU DO NOT BELIEVE THAT YOU HAVE ANY PRIOR PERFORMANCE TO DISCLOSE, PLEASE SUPPLEMENTALLY EXPLAIN THE BASIS FOR YOUR BELIEF.

         Response: As noted throughout the prospectus, since the prior filing, the Company has substantially increased the amount of net proceeds which now have specified uses. In September 2004, the Company signed a contract to acquire a third mall in the Albany, New York area. As disclosed in the prospectus, the identified uses are now approximately 87.3% of the $160 million gross offering. As a result, the Company does not believe that the offering should continue to be characterized as a blind pool offering and accordingly, the Company should not be required to provide prior performance disclosure.

         Even if the offering were considered a blind pool offering, the Company believes that it does not have any prior performance to disclose. Item 8 of Guide 5 calls for "a narrative summary of the `track record' or prior performance of programs (emphasis added) sponsored by the General Partner and its affiliates ('sponsors')." In addition, the instructions to Item 8 state that "Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide." Although not defined in Guide 5, in the Releases that accompany the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term "program" as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission makes clear that a "program" is a three phase investment fund or a syndication involving (i) an offering or organization phase in which "the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering [(emphasis added)];" (ii) a second "operational phase of the program [which] commences with the acquisition of properties;" and (iii) a third phase in which "depending on the investment objectives of the program, the program is `completed' as the partnerships are liquidated and wound down." In addition, the "track record" information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for "track record information of programs sponsored by the General Partner and its affiliates" and Release No. 33-6900 (June 17, 1991) reinforces the view that a program involves an "offering" of partnership interests.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 4


         The Company does not believe that any members of its senior management team, Feldman Equities of Arizona, LLC or Feldman Equities or their affiliates have sponsored a "program." As indicated in the Registration Statement, the Company's senior management team have experience as the senior management of two other publicly traded real estate investment trusts. Neither of these publicly traded real estate investment trusts amount to a "program" within the meaning of Guide 5. In addition, while the Company's senior management team has in the last ten years acquired real properties in joint ventures with institutional partners, these transactions were characterized by one-off negotiations of terms and shared control with these partners and did not involve any offering of interests in an investment fund or syndication and therefore should not be considered to be "programs" within the meaning of Guide 5.

4. SUPPLEMENTALLY, PROVIDE COPIES OF MARKET AND INDUSTRY DATA THAT YOU CITE OR RELY ON IN YOUR FILING. THESE MATERIALS SHOULD BE APPROPRIATELY MARKED, DATED, AND REFER TO THE PAGE NUMBER ON WHICH THEY ARE CITED.

         Response: We will supplementally provide the Staff with copies of the market and industry articles and reports that we cite or rely upon in the prospectus. Please note each reference in the prospectus to industry data is circled and labeled with a letter. The articles and reports are also labeled with the corresponding letters for the Staff's ease of reference. The Company also confirms that all such articles and reports are publicly available and therefore it is the Company's view that no such reports or articles need to be filed as exhibits to the Registration Statement.

5. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ANY GRAPHICS, MAPS, PHOTOGRAPHS, AND RELATED CAPTIONS OR OTHER ARTWORK INCLUDING LOGOS THAT YOU INTEND TO USE IN THE PROSPECTUS. SUCH GRAPHICS AND PICTORIAL REPRESENTATIONS SHOULD NOT BE INCLUDED IN ANY PRELIMINARY PROSPECTUS DISTRIBUTED TO PROSPECTIVE INVESTORS PRIOR TO OUR REVIEW.

         Response: We will supplementally provide the Staff with copies of graphics, maps, photographs, and related captions or other artwork, including logos, that we intend to use in the prospectus. The Company confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Staff's review.

6. PLEASE NOTE THAT ANY SALES LITERATURE THAT IS TO BE USED IN CONNECTION WITH THIS OFFERING MUST BE SUBMITTED TO US SUPPLEMENTALLY PRIOR TO USE, INCLUDING SALES LITERATURE INTENDED FOR BROKER-DEALER USE ONLY. PLEASE SUBMIT ALL WRITTEN SALES MATERIALS PROPOSED TO BE TRANSMITTED TO PROSPECTIVE INVESTORS, ORALLY OR IN WRITING, WITH YOUR NEXT FILING. IN THIS REGARD, NOTE THAT SALES MATERIALS MUST SET FORTH A BALANCED PRESENTATION OF THE RISKS AND REWARDS TO INVESTORS AND SHOULD NOT CONTAIN ANY INFORMATION OR DISCLOSURE THAT IS INCONSISTENT WITH OR NOT ALSO PROVIDED IN THE PROSPECTUS. FOR GUIDANCE, REFER TO ITEM 19.D OF INDUSTRY GUIDE 5.

         Response: We have been advised by the Company that no sales literature (within the meaning of Guide 5) will be used in connection with the offering.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 5


7. PLEASE PROVIDE ALL OMITTED INFORMATION IN THE PROSPECTUS, OTHER THAN PRICING INFORMATION, IN YOUR NEXT AMENDMENT. FOR EXAMPLE, INDICATE THE NUMBER OF EQUITY SHARES OR THE PERCENTAGE OF OWNERSHIP EACH CONTRIBUTOR WILL RECEIVE IN THE FORMATION TRANSACTION.

         Response: We have revised the prospectus to include certain previously omitted information. The remaining omitted information, other than pricing information, will be included in the next Amendment to the Registration Statement.

8. WE ARE UNABLE TO LOCATE THE APPROXIMATE NUMBER OF HOLDERS FOR EACH CLASS OF COMMON EQUITY. PLEASE PROVIDE US WITH THE LOCATION OF THE INFORMATION OR REVISE TO INCLUDE THE INFORMATION REQUIRED BY ITEM 201(B)(1) OF REGULATION S-K.

         Response: We have added the requested disclosure to page 11 under the caption "Prospectus Summary--The Formation Transactions" and page 108 under the caption "Description of Stock."

9. WE ARE UNABLE TO LOCATE THE DISCLOSURE REQUIRED BY ITEM 25 OF FORM S-11. PLEASE PROVIDE US WITH THE LOCATION OF THIS INFORMATION. ALTERNATIVELY, REVISE TO PROVIDE A DISCUSSION OF YOUR POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS.

         Response: The disclosure required by Item 25 of Form S-11 can be found on pages 104 and 105 under the captions "Policies With Respect To Certain Activities--Conflicts of Interest Policies" and "Policies With Respect To Certain Activities--Interested Director and Officer Transactions."

10. PLEASE PROVIDE THE FULL NAMES OF ALL PROMOTERS AND INDICATE ALL POSITIONS AND OFFICES WITH THE COMPANY NOW HELD OR INTENDED TO BE HELD BY EACH SUCH PROMOTER. REFER TO ITEM 11 OF FORM S-11.

         Response: We have revised the prospectus on pages 11 and 57 under the captions "Prospectus Summary--The Formation Transactions" and "Structure and Formation of Our Company--Formation Transactions" to include the full names of all promoters and their respective positions and offices with the Company now held or intended to be held by each such promoter.

COVER PAGE

11. PURSUANT TO ITEM 1.D. OF GUIDE 5, PLEASE REVISE THE COVER PAGE TO IDENTIFY THE MOST SIGNIFICANT RISK FACTORS RELATED TO THE PURCHASE OF THE SECURITIES. SEE ALSO SECTION II.A.3.A OF SEC RELEASE 33-6900 FOR GUIDANCE. FOR EXAMPLE, INCLUDE RISKS RELATED TO:

              O AFFILIATES' RECEIPT OF MATERIAL BENEFITS IN CONNECTION WITH THE OFFERING, INCLUDING THE PERCENTAGE AND ASSOCIATED DOLLAR VALUE OF STOCK THAT WILL BE ISSUED TO AFFILIATES IN RETURN FOR THE CONTRIBUTED PROPERTIES, AND

Ms. Elaine Wolff
Securities and Exchange Commission
Page 6


             O CONFLICTS OF INTEREST, INCLUDING THE LACK OF THIRD PARTY APPRAISALS OF PROPERTY AND INTERESTS IN EXCHANGE FOR STOCK TO AFFILIATES AND THE RISK THAT THE CONSIDERATION GIVEN MAY EXCEED FAIR MARKET VALUE.

         Response: We have added additional risk factors relating to material benefits received by affiliates in connection with this offering and conflicts of interest on the cover page of the prospectus and on page 2 under the caption "Prospectus Summary--Summary Risk Factors."


12. PLEASE ENSURE YOU PRESENT RISK FACTOR DISCLOSURE IN THE ORDER OF MATERIAL IMPORTANCE AND QUANTIFY RISK FACTORS TO THE EXTENT POSSIBLE. ADDITIONALLY, TO THE EXTENT WE HIGHLIGHT OR REQUEST RISK FACTOR DISCLOSURE ON THE COVER PAGE, PLEASE MAKE CONFORMING CHANGES IN THE PROSPECTUS SUMMARY AND THE RISK FACTORS SECTIONS.

         Response: We have presented the risk factor disclosure in order of material importance and have quantified such risk factors when possible. We made the requested conforming changes to the text under the captions "Prospectus Summary--Summary Risk Factors" and "Risk Factors."

13. WE NOTE THE DISCLOSURE REGARDING YOUR INTENTION TO APPLY TO LIST THE SHARES ON THE NYSE. PLEASE REFER TO THE NOTE TO ITEM 202 OF REGULATION S-K AND ADVISE OR REVISE.

         Response: We expect that the shares of the Company's common stock will be approved for listing on the NYSE prior to printing the preliminary prospectus. We refer you to the disclosure on pages 108 through 112 under the caption "Description of Stock," which complies with the requirements of
Item 202 of Regulation S-K.

14. WE NOTE THE CROSS-REFERENCE ON THE COVER TO A DISCUSSION OF "SOME RISKS" OF INVESTING IN YOUR COMMON STOCK. THIS LANGUAGE IMPLIES THAT THERE ARE RISKS OTHER THAN THOSE DISCUSSED IN YOUR RISK FACTOR SECTION. YOU MUST DISCLOSE ALL MATERIAL RISKS. AS SUCH, DELETE THIS LIMITING LANGUAGE FROM YOUR CROSS-REFERENCE.

         Response: We have deleted the word "some" from the cross-reference on the cover page and have added the word "the" indicating that all of the material risks are disclosed in our "Risk Factors" section.

PROSPECTUS SUMMARY, PAGE 1

         OVERVIEW, PAGE 1

15. YOUR PROSPECTUS CONTAINS REPETITIVE DISCLOSURE. FOR EXAMPLE, BUT NOT LIMITED TO, DISCLOSURE UNDER "OUR MANAGEMENT TEAM" ON PAGE 4 IS REPEATED ON PAGE 8 AND 57. MERE REPETITION OF THE SAME LANGUAGE DOES NOT ENHANCE THE QUALITY OF DISCLOSURE IN YOUR PROSPECTUS. REVISE THE PROSPECTUS SUMMARY TO HIGHLIGHT KEY INFORMATION. FULL DISCLOSURE INCLUDED IN THE BODY OF YOUR PROSPECTUS SHOULD APPEAR ONLY ONCE, ORGANIZED ACCORDING TO YOUR INVESTORS' PERSPECTIVES. ELIMINATE ALL UNNECESSARY REDUNDANCY THROUGHOUT THE PROSPECTUS.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 7


         Response: We have deleted the discussion of "Our Management Team" that appeared on page 4 of the prospectus. Under the caption "Prospectus Summary--Investment Highlights--Experienced Management Team" on page 9 is a summary discussion of the information that appears on page 65 under the caption "Business and Properties--Investment Highlights--Experienced Management Team." In addition, we have also further summarized the disclosure regarding our three properties that appears under the caption "Prospectus Summary--Our Properties" in comparison to the more detailed disclosure that appears on page 71 under the caption "Business and Properties--Our Properties." We note that the disclosure in several sections under the caption "Prospectus Summary" is in fact a summary of the more detailed disclosure appearing in the back of the prospectus. For example, we refer you to the following sections: "Prospectus Summary--Our Industry," "Prospectus Summary--The Formation Transactions," and "Prospectus Summary--Benefits to Related Parties."

16. THE AMOUNT OF DETAIL YOU INCLUDE IN THE PROSPECTUS SUMMARY OVERWHELMS THE MOST SIGNIFICANT ASPECTS OF THE OFFERING. MUCH OF THIS DETAIL IS MORE APPROPRIATE FOR THE BODY OF THE PROSPECTUS. PLEASE REVISE TO LIMIT YOUR PROSPECTUS SUMMARY TO THE MOST SIGNIFICANT ASPECTS OF THE OFFERING AND HIGHLIGHT THOSE POINTS IN CLEAR, PLAIN LANGUAGE.

         Response: We refer you to our response to Comment 15 above. Additionally, we have further summarized the disclosure under the caption "Prospectus Summary--Investment Highlights."

17. PLEASE REVISE TO ELIMINATE CROSS-REFERENCES FROM THE FOREPART OF YOUR DOCUMENT, INCLUDING THE PROSPECTUS SUMMARY AND RISK FACTORS SECTIONS.

         Response: We have eliminated several cross-references from the forepart of the prospectus, including the "Prospectus Summary" and "Risk Factors" sections. In the "Prospectus Summary" section, we removed cross references under the following captions: "--Our Properties," "--Investment Highlights," "--Our Structure," "--Benefits to Related Parties," "--Conflicts of Interest," "--Our Tax Status" and "--Distribution Policy." In the "Risk Factors" section, we removed the cross references under the following captions: "--Risks Related to Our Organization and Structure," "--Risks Related to Our Organization and Operation as a REIT" and "--Risks Related to Our Debt Financings."

18. PLEASE REVISE TO DESCRIBE WHAT YOU MEAN BY "CLASS A" AND "NEAR CLASS A" MALLS THE FIRST TIME THESE TERMS ARE USED.

         Response: We have revised the italicized text that appears on page 1 of the "Prospectus Summary" to include a definition of "Class A" and "near Class A" malls.

19.      PLEASE PROVIDE YOUR WEBSITE ADDRESS, IF AVAILABLE.

         Response: We have revised our disclosure to indicate the Company's new website address on page 2 of the prospectus.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 8


20. WE NOTE THAT FELDMAN MALL PROPERTIES, INC. WAS FORMED TO ACQUIRE SOME OF THE INTERESTS AND ASSETS OF YOUR PREDECESSOR FELDMAN EQUITIES OF ARIZONA AND OTHER INTERESTS FROM THIRD PARTIES. PLEASE EXPAND YOUR DISCLOSURE TO SPECIFICALLY IDENTIFY (I) THE DATE ON WHICH YOU WERE ORGANIZED, (II) YOUR OWNERSHIP INTERESTS OF EACH PROPERTY ACQUIRED FROM YOUR PREDECESSOR, (III) THE OTHER INTERESTS ACQUIRED FROM THIRD PARTY INVESTORS IN FOOTHILLS MALL AND HARRISBURG MALL, AND (IV) THE IDENTITIES OF THE THIRD PARTIES. IN ADDITION, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT TO DESCRIBE THE BUSINESS REASONS FOR SUCH RESTRUCTURING.

         Response: We have added the requested disclosure to the prospectus as follows: with respect to (i) see page 1 under the caption "Prospectus Summary--Overview" for our formation date; and with respect to (ii), (iii) and
(iv), see page 4 under the caption "Prospectus Summary--Our Properties" for a detailed discussion of the ownership interests acquired. With regard to the persons and/or entities contributing such interests, we have disclosed the identity of the Lubert Adler funds but not the third party investors in the Foothills Mall joint venture since they will not have a continuing interest in the joint venture or in the Company and they are not otherwise Company affiliates.

21. PLEASE REVISE THIS SECTION TO CLEARLY DISCLOSE THE TOTAL AMOUNT OF CONSIDERATION YOU WILL PAY TO YOUR PREDECESSOR FOR THEIR INTEREST IN THE HARRISBURG MALL AND THE FOOTHILLS MALL. FURTHER, INDICATE THE TOTAL INDEBTEDNESS YOU WILL ASSUME.

         Response: We refer you to the disclosure included under the caption "Prospectus Summary--The Formation Transactions," which clearly details the total amount of consideration paid to the owners of our predecessor which owns the Harrisburg Mall and the Foothills Mall. We have added under the caption "Prospectus Summary--Overview" a sentence that describes the Company's acquisition of its predecessor's interests in the Harrisburg Mall and the Foothills Mall. Additional information on this topic also appears in other parts of the prospectus under the captions "Structure and Formation of Our Company--Formation Transactions," "Business and Properties--Our Properties" and "Certain Relationships and Related Transactions--Contribution Agreements and Tax Protection Agreement." We believe that adding this disclosure under the caption "Prospectus Summary--Overview" would merely be repetitive disclosure and add to unnecessary redundancy in the prospectus.

22. PLEASE REVISE TO DELETE THE LIMITED OPERATING DATA FROM THE SECOND PARAGRAPH SINCE IT IS NOT BALANCED AND DOES NOT INCLUDE EXPENSES INCURRED IN RENOVATIONS. THIS INFORMATION IS BETTER SUITED FOR A MORE BALANCED DISCUSSION IN MD&A OR THE BUSINESS AND PROPERTIES SECTION.

         Response: We have deleted the operating data in the second paragraph on page 1 and presented a more balanced discussion of the operating data and the total acquisition costs and renovation costs under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties."

Ms. Elaine Wolff
Securities and Exchange Commission
Page 9


23. WE NOTE YOUR DISCLOSURE THAT THROUGH YOUR RELATIONSHIPS WITH YOUR EXTENSIVE NETWORK OF MARKET CONTACTS AND RETAILERS, YOU EXPECT TO CONTINUE TO SOURCE ATTRACTIVE OPPORTUNITIES THAT MEET YOUR INVESTMENT CRITERIA. IF YOU CHOOSE TO RETAIN THIS DISCLOSURE, PLEASE REVISE TO DISCUSS THE NATURE OF THESE RELATIONSHIPS. WHAT IS THE BASIS OF EACH RELATIONSHIP? ARE THEY FORMAL RELATIONSHIPS?
         WHAT BENEFITS WILL BOTH PARTIES RECEIVE FROM SUCH RELATIONSHIPS?

         Response: We have deleted the disclosure under the caption "Prospectus Summary--Overview" and "Business and Properties--Overview" regarding our relationships with our extensive network of market contacts and retailers. We refer the Staff to our more detailed discussion of the nature of these relationships on page 68 under the caption "Business and Properties--Mall Acquisitions."

         SUMMARY RISK FACTORS, PAGE 2


CLASSES OF MALLS, PAGE 3

24. PLEASE REVISE TO DESCRIBE INTO WHICH CLASS OF MALLS YOUR MALLS WOULD FIT AT THE PRESENT TIME.

         Response: We have revised the prospectus on page 3 under the caption "Prospectus Summary--Our Industry" to include a description of which class of malls the Harrisburg Mall, the Foothills Mall and Colonie Center would fall into at the present time.


OUR PROPERTIES, PAGE 4

25. WE NOTE THE DESCRIPTION OF YOUR PROPERTIES HERE AND THROUGHOUT YOUR DISCLOSURE. PLEASE REVISE THROUGHOUT THE PROSPECTUS TO CLARIFY THAT YOUR PREDECESSOR, RATHER THAN FELDMAN MALL, CURRENTLY OWNS THE HARRISBURG MALL AND THE FOOTHILLS MALL AND THAT YOU PLAN TO ACQUIRE THE PROPERTIES UPON OR FOLLOWING THE CLOSING OF THE FORMATION TRANSACTIONS AND THIS OFFERING.

         Response: We have revised the description of our properties on page 4 under the caption "Prospectus Summary--Our Properties" and throughout our prospectus to clarify that our predecessor currently owns the Harrisburg Mall and the Foothills Mall and that the Company plans to acquire our predecessor's ownership interests in these properties upon completion of this offering and the formation transactions.

26.      PLEASE REVISE HERE AND THROUGHOUT TO IDENTIFY THE JOINT
         VENTURE PARTNER.

         Response: We have revised the prospectus to disclose our joint venture partner on page 4 under the caption "Prospectus Summary--Our Properties." We refer the Staff to page 71 under the caption "Business and Properties--Our Properties" where there is additional disclosure regarding our joint venture partner.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 10

27. PLEASE INSERT A COLUMN IN YOUR TABLE ON PAGE 4 INDICATING THE PERCENTAGE INTEREST OF EACH PROPERTY THAT WILL BE OWNED BY FELDMAN MALL AFTER THE COMPLETION OF THE FORMATION TRANSACTION. IN ADDITION, PLEASE REVISE TO ELIMINATE THE USE OF FOOTNOTES BY PROVIDING THE DISCLOSURE IN THE NARRATIVE SECTION PRECEDING THE CHARTS OR SOME OTHER MANNER.

         Response: We have added a column in the table on page 4 indicating the percentage ownership interest in each property that the Company will acquire upon completion of the formation transactions. Additionally, we have eliminated the footnotes and added bullet points followed by narrative textual disclosure following the chart.

28. WE NOTE THAT YOUR TABLE ON PAGE 4 IS CALCULATED BASED ON MONTHLY BASE RENTS DERIVED FROM EXECUTED AGREEMENTS AS OF JULY 31, 2004 AND ANNUALIZED FOR A 12-MONTH PERIOD. PLEASE REVISE TO CLARIFY WHETHER THE FIGURES IN YOUR TABLE ARE BASED ON NET OR GROSS PROCEEDS. FURTHER, INDICATE WHETHER THE ANNUALIZED RENTS REPRESENT 100% OF YOUR EXISTING LEASE AGREEMENTS. FINALLY, CONFIRM THAT THE AGREEMENTS YOU USED TO COMPUTE YOUR FIGURES DO NOT EXPIRE PRIOR TO JULY 31, [2004].

         Response: We have revised the disclosure following the table on page 4 to clarify that the figures in the table are based on "net" rent (i.e., that rental payments do not include payments for common area maintenance and other expenses that are passed on to the tenants). Further, we have indicated that the annualized rents presented in the table represent 100% or our existing lease agreements. We have included in our computations lease agreements which expire prior to July 31, 2005. However, we have not included in our computations any additional revenues from temporary or month-to-month tenants, lease up of vacant space, rental increases or pass through of operating expenses to tenants that are scheduled to occur prior to August 31, 2005. We believe that the table on page 83, under the caption "Business and Properties--Lease Expiration," sets forth more clearly the effect of upcoming lease expirations on our revenues.

OUR BUSINESS AND GROWTH STRATEGY, PAGE 8

29. PLEASE REVISE TO COMMUNICATE A BALANCED PRESENTATION OF THE INFORMATION IN THE PROSPECTUS. IF YOU CHOOSE TO RETAIN THIS SECTION, PLEASE REVISE TO DISCUSS YOUR RISKS IN THE SAME MANNER AS YOU DO YOUR BENEFITS. PLEASE NOTE THAT A CROSS-REFERENCE TO THE RISK FACTOR SECTION WOULD NOT BALANCE THE INFORMATION PRESENTED IN YOUR DISCUSSION OF YOUR BENEFITS. IN THIS REGARD, WE NOTE YOUR BRIEF DISCUSSION OF YOUR RISK FACTORS ON PAGE 2.

         Response: The material risks related to the Company and our business are disclosed on page 2 under the caption "Prospectus Summary--Summary Risk Factors." As such, we feel it is unnecessary to repeat a further risk factor discussion after the caption "Prospectus Summary--Our Business and Growth Strategies" that appears on page 9.

PROPOSED LINE OF CREDIT, PAGE 10

30. SUPPLEMENTALLY TELL US THE STATUS OF ANY NEGOTIATIONS FOR A LINE OF CREDIT. WE MAY HAVE FURTHER COMMENTS.

         Response: The Company is engaged in preliminary discussions with two major banking institutions that are interested in providing the Company with a secured line of credit. The terms of the line of credit, such as the amount or interest rate, have not yet been determined. As indicated in the prospectus, the Company expects that the equity value of Colonie Center could be used to support a secured line of credit for the Company. The Company currently expects to enter into a line of credit concurrently with or shortly after completion of this offering.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 11


FORMATION TRANSACTIONS, PAGE 10

31. WE NOTE THAT YOU DID NOT OBTAIN THIRD PARTY APPRAISALS FOR THE PROPERTIES BEING CONTRIBUTED BY AFFILIATES. PLEASE REVISE HERE AND THROUGHOUT TO DISCUSS HOW THE VALUE OF THE PROPERTY WAS DETERMINED.

         Response: We have included additional disclosure on page 11 under the caption "Prospectus Summary--The Formation Transactions" detailing how the value of the properties that were acquired by our predecessor were determined.


BENEFITS TO RELATED PARTIES, PAGE 12

32. PLEASE REVISE TO INCLUDE THE AMOUNT TO BE DISTRIBUTED TO RELATED PARTIES IN THE FORM OF A DIVIDEND.

         Response: We have added an additional paragraph on page 14 entitled "Prospectus Summary--Benefits to Related Parties--Predecessor Distribution" and an additional bullet point to each of the names, as applicable, listed on page 99 under the caption "Benefits to Related Parties," which discloses the payment of a distribution to the holders of interests in our predecessor prior to the closing of the offering.

CONFLICTS OF INTEREST, PAGE 13

33. PLEASE REVISE TO INCLUDE DISCLOSURE OF CONFLICTS THAT EXISTED IN CONNECTION WITH NEGOTIATING THE CONSIDERATION FOR THE CONTRIBUTION OF INTERESTS IN THE INITIAL PROPERTIES.

         Response: We have added additional disclosure on page 16 under the caption "Prospectus Summary--Conflicts of Interest" relating to the conflicts of interest that existed in connection with negotiating the terms of the contribution agreements.

34.      PLEASE REVISE TO NAME ALL PARTIES TO THE CONTRIBUTION AGREEMENTS.

         Response: We have revised our disclosure on page 16 under the caption "Prospectus Summary--Conflicts of Interest" to add the names of our directors and members of our senior management team who are parties to the contribution agreements. We note that the "other third party investors" are not affiliated with the Company and, as such, we have not revised our disclosure to name such parties. We have inserted the word "unaffiliated" before the term "third party investors" on page 11 and page 57.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 12


RISK FACTORS, PAGE 19

35. MANY OF YOUR RISK FACTOR SUBHEADINGS STATE A FACT, OR DESCRIBE SOME ASPECT OF YOUR BUSINESS, RATHER THAN STATE A RISK. THESE RISK FACTORS CONVEY THE CAUSE OF CONCERN, BUT NOT THE EFFECT. THIS REQUIRES THE READER TO INFER THE RISK. PLEASE REVISE YOUR CAPTIONS TO ACCURATELY CONVEY THE RISKS THAT RELATE TO THE FACTS YOU PRESENT. FOR EXAMPLE, BUT NOT LIMITED TO:

              O   OUR INITIAL PROPERTIES ARE LIMITED TO TWO GEOGRAPHIC AREAS;

              O WE MAY SEEK TO ACQUIRE, RENOVATE AND REPOSITION A PROPERTY IN A NEW GEOGRAPHIC AREA;

              O WE MAY NOT BE SUCCESSFUL IN INTEGRATING AND OPERATING ACQUIRED PROPERTIES; AND

              O   WE WILL PAY SOME TAXES.

         Response: In response to Staff's request, we have revised some of our risk factor subheadings to more accurately convey the risks that relate to the facts we present therein and have listed both the original and revised sub-headings below:

ORIGINAL RISK FACTOR SUB-HEADING                  REVISED RISK FACTOR SUB-HEADING

o Our initial properties are limited              o Our initial properties are limited to three
  to two geographic areas.                          geographic areas leaving us exposed to economic downturns
                                                    in those areas.

o We may seek to acquire, renovate and            o We may seek to acquire, renovate and reposition a
  reposition a property in a new                    property in a new, less familiar geographic area and such
  geographic area.                                  an expansion may not prove successful or achieve the
                                                    expected performance even if successfully completed.

o We may not be successful in integrating         o We may not be successful in integrating and operating
 and operating acquired properties.                 acquired properties which could adversely affect our
                                                    results of operations.

o Conflicts of interest could arise as a          o Conflicts of interest could arise as a result of our
 result of our relationship with our                relationship with our operating partnership and the
 operating partnership.                             resolution of such conflicts may not be in our favor.

o We may assume unknown liabilities in            o We may assume unknown liabilities in connection with
 connection with the formation transactions.        the formation transactions thereby negatively impacting
                                                    our results of operations and cash available for
                                                    distributions.

o Possible legislative or other actions           o Possible legislative or other actions affecting REITs
  actions affecting REITs could adversely affect    could reduce our total return to our stockholders or
  our stockholders.                                 cause us to terminate our REIT status.

o We will pay some taxes.                         o We will pay some taxes which will reduce the amount
                                                    of funds available to make distributions to our
                                                    stockholders.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 13


36. PLEASE AVOID USING GENERIC CONCLUSIONS SUCH AS "MATERIALLY ADVERSELY AFFECTED," "NEGATIVELY AFFECT" OR "ADVERSELY AFFECT" WHEN DESCRIBING THE RISKS' EFFECTS. FOR EXAMPLE, WE NOTE THAT ON PAGE 20 YOU STATE THAT ECONOMIC CHANGES IN THE MARKETS IN WHICH YOU OPERATE YOUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED. REPLACE THIS, AND SIMILAR LANGUAGE, WITH SPECIFIC DISCLOSURE OF HOW YOU, YOUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE AFFECTED BY THE FACTS YOU DESCRIBE. WE NOTE THAT ON PAGE 21 YOU STATE THAT ADVERSE ECONOMIC CONDITIONS IN MARKETS IN WHICH YOU OPERATE MAY "LOWER OCCUPANCY LEVELS AND LIMIT OUR ABILITY TO INCREASE RENTS OR REQUIRE US TO OFFER RENTAL DISCOUNTS."

         Response: We have revised the text that appears in the following risk factors to be more specific about how the Company's business will be adversely affected by the factors we describe:

         "We may seek to acquire, renovate and reposition a property in a new, less familiar geographic area and such expansion may not prove successful or achieve the expected performance even if successfully completed";

         "Any tenant bankruptcies or leasing delays we encounter, particularly with respect to our anchor tenants, could adversely affect our operating results and financial condition";

         "Competition may impede our ability to renew leases or re-let space as leases expire and require us to undertake unbudgeted capital improvements, which could harm our operating results";

         "Uninsured losses or losses in excess of our insurance coverage could result in a loss of our investment, anticipated profits and cash flow from a property";

         "Joint venture investments could be subject to additional risks as a result of our lack of sole decision-making authority";

         "Future sales of shares of our common stock may depress the price of our shares";

         "We could incur significant costs related to environmental matters";

         "Increases in interest rates may increase our interest expense and reduce our cash flow and impair our ability to service our indebtedness and make distributions to our stockholders"; and

         "Our cash flow is not assured. If our cash flow is reduced, we may not be able to make distributions to our stockholders."

Ms. Elaine Wolff
Securities and Exchange Commission
Page 14


RISKS RELATED TO OUR PROPERTIES AND OPERATIONS, PAGE 19

         WE HAVE NOT COMMITTED A SIGNIFICANT PORTION OF THE NET PROCEEDS OF THIS OFFERING ... PAGE 19

37. YOU INDICATE YOU CANNOT "ASSURE" THE INVESTOR THAT YOU WILL BE ABLE TO IDENTIFY MALL INVESTMENTS THAT MEET YOUR INVESTMENT CRITERIA. THE REAL RISK IS NOT YOUR INABILITY TO PROVIDE A GUARANTEE FOR THE INVESTOR, BUT THAT THE EVENT WILL OCCUR. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THE RISK.

         Response: We have revised the disclosure in this risk factor to remove the concept of assurance and to relate the risk more specifically to the occurrence of the event.

         OUR INVESTMENTS IN UNDERPERFORMING OR DISTRESSED MALLS ARE HIGHLY COMPLEX ... PAGE 19

38. WE NOTE YOU HAVE PRESENTED SEVERAL RISKS THAT ARISE FROM PURSUING RENOVATIONS AND REPOSITIONING OPPORTUNITY PROJECT. PLEASE CONSIDER DISCUSSING EACH OF THESE RISK FACTORS UNDER A SEPARATE CAPTION THAT ADEQUATELY DESCRIBES THE RISK BEING PRESENTED. ADDITIONALLY, MANY OF THESE RISKS ARE REPEATED IN OTHER RISK FACTORS. PLEASE DELETE ALL REDUNDANCIES.

         Response: In addition to deleting redundant risks, we have revised this risk factor's subheading from "Our investments in underperforming or distressed malls are highly complex and may not yield anticipated returns, which would harm our operating results and reduce funds available for distributions" to "Our investments in underperforming or distressed malls could be subject to higher than anticipated costs and unexpected delays, which would adversely affect our investment returns, harm our operating results and reduce funds available for distributions to our stockholders" to more accurately reflect the following paragraph's content. In addition, we have separately disclosed a segment of the information previously found under this subheading in a new risk factor under the subheading "The assumptions we make in evaluating a renovation or repositioning opportunity may not prove to be correct and, as a result, our investment returns may be adversely impacted." We have also expanded the disclosure therein to give the risk factor greater depth.

         WE MAY SEEK TO ACQUIRE, RENOVATE AND REPOSITION A PROPERTY IN A NEW GEOGRAPHIC AREA, PAGE 20

39. WE NOTE THAT YOU MAY EXPAND YOUR BUSINESS INTO NEW GEOGRAPHIC REGIONS. PLEASE EXPAND YOUR DISCLOSURE TO IDENTIFY THOSE GEOGRAPHIC AREAS.

         Response: As indicated elsewhere in the prospectus, the Company's strategy is to acquire underperforming malls and turn them into physically attractive and profitable Class A or near Class A malls. We have revised this risk factor to mention Albany, NY as a potential area of new geographic expansion since the Company has included information about its proposed acquisition of a mall in Albany in the prospectus. Beyond Albany, the Company has not identified any specific geographic regions into which it proposes to expand. In this regard, we have modified the risk factor accordingly.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 15


40. WE NOTE YOUR STATEMENT THAT YOU MAY RENOVATE MALLS IN GEOGRAPHIC REGIONS WHERE YOU DO NOT POSSESS THE SAME LEVEL OF "FAMILIARITY WITH REDEVELOPMENT" AS YOU DO IN OTHER GEOGRAPHIC AREAS. IN ORDER TO GIVE DEPTH TO YOUR DISCLOSURE, PLEASE REVISE THIS RISK FACTOR TO PROVIDE A BRIEF DISCUSSION OF THE FACTORS WITH WHICH YOU MUST BE FAMILIAR IN A GEOGRAPHIC LOCATION IN ORDER TO ACHIEVE YOUR EXPECTED PERFORMANCE.

         Response: In response to this comment, we have modified this risk factor to disclose the factors that we must be familiar with in order to achieve expected performance.

         ANY TENANT BANKRUPTCIES OR LEASING DELAYS WE ENCOUNTER ... PAGE 20

41. PLEASE REVISE TO QUANTIFY THE "SUBSTANTIAL PORTION" OF YOUR INCOME THAT YOU RECEIVE AS RENT UNDER LONG-TERM LEASES AND DISCLOSE WHAT YOU CONSIDER TO BE LONG-TERM. FURTHER, DISCLOSE THE PERCENTAGE OF LEASES THAT GENERATE RENT BASED ON A PERCENTAGE OF THE TENANT SALES OR OTHER OPERATING RESULTS.

         Response: We have revised the language in the first sentence of this risk factor to provide the disclosure related to what we consider to be long-term leases. In addition, we have added to this risk factor information relating to the percentage of our leases that generate rent tied to a percentage of tenant sales based on all leases in place as of August 31, 2004.

42. WE NOTE THAT IF ANY OF YOUR SIGNIFICANT TENANTS BECOMES INSOLVENT IT WOULD HARM YOUR FINANCIAL CONDITION. PLEASE DISCLOSE WHETHER ANY OF YOUR SIGNIFICANT TENANTS ARE IN BANKRUPTCY OR HAVE THREATENED TO FILE FOR BANKRUPTCY PROTECTION.

         Response: We have added a sentence to the last paragraph of this risk factor listing the tenants that are known to the Company as being in or threatening bankruptcy as of the date of the prospectus.

         CERTAIN PROVISIONS OF OUR LEASES WITH SOME OF OUR TENANTS MAY HARM OUR OPERATING PERFORMANCE, PAGE 20

43. IN ORDER TO GIVE DEPTH TO YOUR DISCLOSURE, INDICATE THE PERCENTAGE OF TENANTS THAT HAVE PROVISIONS IN THEIR LEASE THAT ALLOW THEM TO TERMINATE THEIR LEASE OR PAY REDUCED RENT IF CERTAIN TENANTS FAIL TO OPEN OR CEASE OPERATIONS, CERTAIN PERCENTAGE OF THE RETAIL SPACE IN THE MALL IS UNOCCUPIED OR IF YOU VIOLATE CERTAIN RESTRICTIONS.

         Response: We have added a sentence to the second paragraph of this risk factor to incorporate the requested percentages relating to those tenants that have the go-dark provisions in their leases.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 16


         COMPETITION MAY IMPEDE OUR ABILITY TO RENEW LEASES OR RE-LET SPACE ... PAGE 21

44.      PLEASE REVISE TO DISCUSS THE COMPETITIVE CONDITIONS NEAR EACH OF YOUR
         MALLS.

         Response: We have added a paragraph to this risk factor briefly describing the competitive conditions near each of the Company's three properties.

         RISING OPERATING EXPENSES COULD REDUCE OUR CASH FLOW AND FUNDS AVAILABLE FOR DISTRIBUTION, PAGE 21

45. PLEASE AVOID THE GENERIC PHRASES SUCH AS THE HEADING SINCE IT COULD APPLY TO ANY COMPANY BECAUSE ANY COMPANY COULD BE AFFECTED BY AN INCREASE IN OPERATING COSTS. FOR EXAMPLE, CONSIDER REVISING YOUR HEADING TO DESCRIBE THAT YOUR LEASES DO NOT PASS ON COSTS TO TENANTS AND EXPAND THE DISCLOSURE TO QUANTIFY THE PORTION OF YOUR LEASES THAT ARE CURRENTLY TRIPLE NET LEASES.

         Response: We have revised the subheading of this risk factor in accordance with this comment from "Rising operating expenses could reduce our cash flow and funds available for distributions" to "Our leases do not pass on all real estate-related costs to our tenants and, if such costs increase, they could reduce our cash flow and funds available for distributions." The Company does not currently have any triple-net leases with its current tenants. We have further clarified the risk in response to this Comment.

         JOINT VENTURE INVESTMENTS COULD BE ADVERSELY AFFECTED BY OUR LACK OF SOLE DECISION-MAKING AUTHORITY, PAGE 23

46. WE NOTE THAT YOU WILL HOLD YOUR INTEREST IN THE HARRISBURG MALL THROUGH A JOINT VENTURE. PLEASE REVISE TO INDICATE YOUR PERCENTAGE OF OWNERSHIP FOLLOWING THE COMPLETION OF THIS OFFERING AND FORMATION TRANSACTIONS.

         Response: We have revised the first sentence of this risk factor to state the Company's percentage ownership of the Harrisburg Mall.

RISKS RELATED TO THIS OFFERING, PAGE 23

         IF YOU PURCHASE SHARES OF OUR COMMON STOCK IN THIS OFFERING, YOU EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION, PAGE 23

47.      PLEASE REVISE TO INDICATE THE BOOK VALUE PER SHARE AS OF A RECENT DATE.

         Response: We have added a sentence to the first paragraph of this risk factor that states the book value per share of common stock on a pro forma basis at June 30, 2004.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 17


RISKS RELATED TO REAL ESTATE INDUSTRY, PAGE 25

         ANY NEGATIVE PERCEPTION OF THE MALL INDUSTRY MAY RESULT IN A DECLINE IN OUR STOCK PRICE... PAGE 25

48. PLEASE REVISE TO DESCRIBE WHAT YOU MEAN BY NEGATIVE PERCEPTION OF THE MALL INDUSTRY. ARE YOU REFERRING TO A NEGATIVE PERCEPTION OF INDOOR MALLS AS OPPOSED TO OUTDOOR MALLS?

         Response: We have revised this risk factor to explain what we mean by a negative perception of the mall industry. We have also revised the disclosure to indicate that we are discussing perceptions of indoor malls by potential investors.

         ILLIQUIDITY OF REAL ESTATE INVESTMENTS COULD SIGNIFICANTLY IMPEDE OUR ABILITY TO RESPOND TO ADVERSE CHANGES... PAGE 25

49.      PLEASE REVISE TO DISCLOSE THE LOCK-OUT PROVISIONS ON YOUR INITIAL
         PROPERTIES.

         Response: We have modified the disclosure to include information relating to the lock-out provisions on the initial properties. We also refer the Staff to additional information regarding the lockout provisions on page 55 and page 78.

         ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES ASSOCIATED WITH OPERATING OUR PROPERTIES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATION... PAGE 25

50. YOU INDICATE "NO ASSURANCES" CAN BE GIVEN THAT EXISTING ENVIRONMENTAL STUDIES OF YOUR PROPERTIES REVEALS ALL ENVIRONMENTAL LIABILITIES. THE REAL RISK IS NOT YOUR INABILITY TO GUARANTEE THE INVESTOR, BUT THAT THE EVENT WILL OCCUR. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THE RISK.

         Response: We have revised this risk factor to delete the references to assurances and instead to include information relating to the risk that the event will occur.

51. PLEASE REVISE TO DISCLOSE WHETHER YOU ARE AWARE OF ANY ADVERSE ENVIRONMENTAL CONDITIONS OR WHETHER THERE ARE ANY PHASE I REPORTS REGARDING ADVERSE ENVIRONMENTAL CONDITIONS ON THE INITIAL PROPERTIES THAT COULD IMPAIR YOUR ABILITY TO SELL THE INITIAL PROPERTIES, AND WHETHER THE CONTRIBUTORS HAVE BEEN REQUIRED TO CORRECT THESE CONDITIONS.

         Response: We have revised this risk factor to add disclosure indicating that the existing Phase I Environmental Report for the Harrisburg Mall revealed two known environmental conditions at the Harrisburg Mall. We hereby advise the Staff supplementally (in order to avoid inclusion of mitigating language) that the Company does not believe that these conditions will adversely impact the marketability of its properties.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 18


RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE, PAGE 26

52. PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE A SEPARATE RISK FACTOR TO BRIEFLY DESCRIBE THE CONFLICTS OF INTERESTS BETWEEN YOUR MANAGEMENT AND THE STOCKHOLDERS AND PROVIDE EXAMPLES OF HOW A CONFLICT OF INTEREST COULD IMPACT POTENTIAL ACQUISITIONS AND DISPOSITIONS.

         OUR MANAGEMENT'S RIGHT TO RECEIVE OP UNITS UPON THE ACHIEVEMENT OF
         CERTAIN PERFORMANCE THRESHOLDS.... PAGE 27

         Response: We have added a risk factor under the subheading "Conflicts of interest between management and the stockholders may arise that could impact potential dispositions" on page 30 of the prospectus. The potential conflicts of interest between our management and stockholders would not impact acquisitions of properties because the members of our management team have contributed all of their interests in the contributed entities to our Company. As such, there are no excluded properties. Furthermore, any potential acquisition would be subject to a vote of the majority of the board, which would include the independent directors.

53. WE NOTE THAT CERTAIN MEMBERS OF MANAGEMENT WILL HAVE THE RIGHT TO RECEIVE ADDITIONAL OP UNITS UPON ACHIEVEMENT OF CERTAIN PERFORMANCE THRESHOLDS. PLEASE REVISE TO INCLUDE A BRIEF DISCUSSION OF THE TERMS OF THE PERFORMANCE INCENTIVES.

         Response: We have added a paragraph at the end of this risk factor summarizing the performance thresholds for the issuance of the additional OP units for both initial properties.

         WE MAY PURSUE LESS VIGOROUS ENFORCEMENT OF TERMS OF CONTRIBUTION, MERGER ... PAGE 27

54. WE NOTE YOUR STATEMENT THAT "NONE OF THE CONTRIBUTION, MERGER AND RELATED AGREEMENTS WAS NEGOTIATED ON AN ARM'S LENGTH BASIS." PLEASE REVISE TO PROVIDE A SEPARATE RISK FACTOR REGARDING THE CONFLICT OF INTEREST ASSOCIATED WITH THE FACT THAT THE CONTRIBUTION AGREEMENTS WERE NOT THE RESULT OF ARM'S-LENGTH NEGOTIATIONS AND CONSEQUENTLY MAY NOT REFLECT TERMS COMPARABLE TO THOSE THAT COULD HAVE BEEN OBTAINED FROM UNAFFILIATED THIRD PARTIES.

         Response: We have revised this paragraph and added a separate risk factor immediately following it on page 30 of the prospectus under the subheading "None of the contribution agreements was the result of arm's-length negotiations and may not reflect terms comparable to those that could have been obtained from unaffiliated third parties."

         OUR BOARD OF DIRECTORS HAS THE POWER TO ISSUE ADDITIONAL SHARES OF OUR STOCK ... PAGE 28

Ms. Elaine Wolff
Securities and Exchange Commission
Page 19


55. WE NOTE THAT YOUR CHARTER AUTHORIZES YOUR BOARD OF DIRECTORS TO ISSUE ADDITIONAL AUTHORIZED BUT UNISSUED SHARES OF COMMON STOCK OR PREFERRED STOCK. PLEASE REVISE YOUR RISK FACTOR TO INDICATE THE CURRENT NUMBER OF UNISSUED COMMON AND PREFERRED STOCK. FURTHER, QUANTIFY THE NUMBER OF ISSUED COMMON AND PREFERRED STOCK.

         Response: We have added a sentence at the end of this risk factor to disclose the number of authorized but unissued shares of common and preferred stock.

         WE MAY ASSUME UNKNOWN LIABILITIES IN CONNECTION WITH THE FORMATION TRANSACTION... PAGE 29

56. PLEASE REVISE TO BRIEFLY DESCRIBE ANY KNOWN LIABILITIES THAT YOU WILL ASSUME IN THE FORMATION TRANSACTIONS.

         Response: We have added a sentence at the end of the risk factor listing the known liabilities the Company will assume in the formation transactions.


RISKS RELATED TO OUR DEBT FINANCING, PAGE 31

         REQUIRED PAYMENTS ON PRINCIPAL AND INTEREST ON BORROWINGS MAY LEAVE US WITH INSUFFICIENT CASH ... PAGE 31

57.      PLEASE REVISE TO DISCLOSE YOUR ANNUAL DEBT SERVICE ON A PRO FORMA
         BASIS.

         Response: We have added a sentence at the end of this risk factor stating the Company's debt service on a pro forma basis for the year ended December 31, 2003.

         OUR ORGANIZATIONAL DOCUMENTS CONTAIN NO LIMITATIONS ON THE AMOUNT OF INDEBTEDNESS WE MAY INCUR ... PAGE 31

58. YOU INDICATE THAT YOU COULD ALTER THE BALANCE BETWEEN YOUR TOTAL OUTSTANDING INDEBTEDNESS AND THE VALUE OF YOUR PORTFOLIO. PLEASE REVISE TO DISCLOSE THE TOTAL OUTSTANDING INDEBTEDNESS AND THE VALUE OF YOUR PORTFOLIO AFTER THE COMPLETION OF THE FORMATION TRANSACTIONS.

         Response: We have added disclosure relating to our pro forma consolidated debt to total market capitalization ratio upon completion of this offering and the formation transactions.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 20


         OUR CASH FLOW IS NOT ASSURED. IF OUR CASH FLOW IS REDUCED, WE MAY NOT BE ABLE TO PAY DIVIDENDS ... PAGE 32

59. SEVERAL OF THE FACTORS YOU HAVE LISTED IN THE BULLET POINTS UNDER THIS RISK FACTOR APPEAR TO BE RISKS THAT YOU HAVE ALREADY ADDRESSED ELSEWHERE IN THE RISK FACTORS SECTION. PLEASE DELETE ALL REDUNDANCIES.

         Response: We have deleted all but one of the bullet point risks ("efficient management of our properties") in order to remove all redundancies between these risk factors and the other disclosure in this section.


USE OF PROCEEDS, PAGE 34

60. WE NOTE YOUR STATEMENT THAT SOURCES OF FUNDS HAVE NOT BEEN EARMARKED FOR PARTICULAR PURPOSES AND SOME OF THE USES COULD BE FUNDED FROM OTHER SOURCES SUCH AS CASH ON HAND OR YOUR PROPOSED LINE OF CREDIT. PLEASE REVISE THE TABULAR DISCLOSURE FOR THE USE OF PROCEEDS TO SEPARATE OUT THE SOURCES AND USES OF PROCEEDS OF THE OFFERING FROM SOURCES AND USES OF OTHER FUNDS NEEDED FOR EACH SPECIFIED PURPOSE. SEE INSTRUCTION 3 TO
         ITEM 504.

         Response: We have eliminated the disclosure on page 38 indicating that sources of funds have not been earmarked for particular purposes and some of the uses could be funded from other sources.

61. WE NOTE THAT A PORTION OF THE PROCEEDS WILL BE USED TO REPAY A MEZZANINE LOAN, AN INTERCOMPANY LOAN, AND A LINE OF CREDIT. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE MATURITY OF EACH OF THE LOANS. SEE ITEM 504 OF REGULATION S-K.

         Response: We have revised the table on the top of page 39 to disclose the maturity dates for each of the loans to be repaid with the proceeds of the offering.

62.      PLEASE REVISE TO PROVIDE THE INFORMATION DISCUSSED IN INSTRUCTION 5 TO
         ITEM 504 OF REGULATION S-K.

         Response: We note that in the formation transactions properties are not being exchanged for equity securities of the Company. Instead, the membership interests in our predecessor, Feldman Equities of Arizona, LLC, are being exchanged for the equity securities in the Company and its operating partnership in a series of related transactions. In determining the number of equity securities that will be issued in exchange for the membership interests, management of Feldman Equities of Arizona, LLC took into account the value of such properties and the amount of the related debt and liabilities of Feldman Equities of Arizona, LLC. We refer the Staff to our disclosure under the captions "Prospectus Summary--The Formation Transactions" and "Structure and Formation of Our Company--Formation Transactions," which lists the names of affiliate persons from which such membership interests are to be acquired and explains the factors used by Feldman Equities of Arizona, LLC's management in the formation transactions. We believe that adding this disclosure to the "Use of Proceeds" section would merely be repetitive disclosure and add to unnecessary redundancy in the prospectus.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 21


DISTRIBUTION POLICY, PAGE 36

63. PLEASE REVISE TO DISCLOSE WHETHER THE AMOUNT OF, AND THE EXTENT TO WHICH, THE DISTRIBUTION PAYABLE BY YOUR PREDECESSOR, WILL BE IN EXCESS OF 90% OF TAXABLE INCOME.

         Response: We have added the requested disclosure on page 40 of the prospectus under the caption "Distribution Policy."

64. PLEASE REVISE TO STATE THAT YOUR CASH AVAILABLE FOR DISTRIBUTIONS MAY BE LESS THAN 90% OF YOUR REIT TAXABLE INCOME, WHICH COULD REQUIRE YOU TO SELL ASSETS OR BORROW FUNDS IN ORDER TO MAKE DISTRIBUTIONS. IN THIS REGARD, WE NOTE THE RISK FACTOR ON PAGE 29.

         Response: We have added the requested disclosure on page 40 of the prospectus under the caption "Distribution Policy."

65. PLEASE REVISE TO DISCLOSE THAT DISTRIBUTIONS IN EXCESS OF AVAILABLE CASH WILL CONSTITUTE A RETURN OF CAPITAL RATHER THAN A DIVIDEND TO STOCKHOLDERS. PROVIDE SIMILAR DISCLOSURE IN THE PROSPECTUS SUMMARY.

         Response: We have added the requested disclosure on page 40 of the prospectus under the caption "Distribution Policy." We have also included similar disclosure on page 18 under the caption "Prospectus
Summary--Distribution Policy."

66. WE NOTE THAT YOUR ABILITY TO MAKE DISTRIBUTIONS TO YOUR STOCKHOLDERS WILL DEPEND, IN PART, UPON YOUR RECEIPT OF DISTRIBUTIONS FROM YOUR OPERATING PARTNERSHIP. PLEASE REVISE YOUR DISCLOSURE TO INDICATE WHETHER OR NOT THERE ARE ANY RESTRICTIONS ON THE ABILITY OF FELDMAN EQUITIES OPERATING PARTNERSHIP, L.P. TO TRANSFER FUNDS TO FELDMAN MALL.

         Response: We have revised the bullet points on page 40 under the caption "Distribution Policy" to discuss that our wholly owned subsidiary, Feldman Holdings Business Trust I, controls the timing and amount of distributions made by the operating partnership.


DILUTION, PAGE 38

67. PLEASE LIMIT THE USE OF FOOTNOTES IN THIS SECTION. FOR EXAMPLE, PLEASE INCLUDE THE INFORMATION THAT EXPLAINS THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE AMOUNTS IN THE NARRATIVE SECTION PRECEDING THE PRO FORMA NET TANGIBLE BOOK VALUE AMOUNTS.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 22


         Response: We have eliminated the footnotes from the dilution table on page 42 and included additional text following the table to describe the information that had previously been disclosed in the footnotes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 42

CRITICAL ACCOUNTING POLICIES

INVESTMENTS IN REAL ESTATE AND REAL ESTATE ENTITIES, PAGE 44

68. PLEASE EXPAND YOUR CRITICAL ACCOUNTING POLICY DISCUSSION AND DISCLOSE THE MANNER IN WHICH YOU INTEND TO ACCOUNT FOR CONTRIBUTED PROPERTIES AND PROPERTIES TO BE ACQUIRED FROM RELATED PARTIES AND THIRD PARTIES. IN ADDITION, PLEASE EXPAND YOUR ACCOUNTING POLICY DISCLOSURE TO DISTINGUISH BETWEEN PROPERTIES HELD FOR SALE AND ASSETS TO BE HELD AND USED.

         Response: We have revised the disclosure relating to the Company's critical accounting policy to disclose the manner in which the Company intends to account for the formation transactions. Properties to be acquired from third parties will be accounted for as described on page 49 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies--Purchase Price Allocation." Currently, the Company is not holding any properties for sale and, as such, this is not a critical accounting policy.

         RESULTS OF OPERATIONS, PAGE 45

         COMPARISON OF THREE MONTHS ENDED MARCH 31, 2004 TO THREE MONTHS ENDED MARCH 31, 2003

69. WE NOTE THAT THE INCREASE IN REVENUES FROM MANAGEMENT, LEASING AND DEVELOPMENT SERVICES WAS PRIMARILY DUE TO THE INCLUSION OF MANAGEMENT FEE REVENUES RELATED TO THE HARRISBURG MALL. PLEASE REVISE YOUR DISCLOSURE TO INDICATE WHETHER YOU WILL CONTINUE TO RECEIVE MANAGEMENT FEE REVENUES AFTER THE FORMATION TRANSACTIONS AND THIS OFFERING.

         Response: We have revised our disclosure on page 50 to indicate that the Company will continue to receive management fee revenues after the formation transactions and this offering.

70. WE NOTE THE INCREASE IN REVENUES FROM TENANT REIMBURSEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND THE YEAR ENDED DECEMBER 31, 2003. PLEASE REVISE YOUR MD&A AND DISCUSS WHETHER YOU BELIEVE THIS IS A TREND THAT MAY HAVE A CONTINUING EFFECT ON OPERATIONS.

         Response: We have revised our disclosure on page 50 to indicate the reason for the decrease in revenue from tenant reimbursements and to add general information about the drivers of trends in this line item going forward.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 23


71. WE NOTE THE INCREASE IN RENTAL PROPERTY OPERATING AND MAINTENANCE EXPENSES FOR BOTH THE THREE MONTHS ENDED MARCH 31, 2004 AND THE YEAR ENDED DECEMBER 31, 2003. PLEASE REVISE YOUR MD&A AND DISCUSS WHETHER YOU BELIEVE THIS IS A TREND THAT MAY HAVE A CONTINUING EFFECT ON OPERATIONS.

         Response: We have revised our disclosure on page 50 to indicate that the Company expects the increased costs to continue to trend above the 2003 costs.

         LIQUIDITY AND CAPITAL RESOURCES, PAGE 48

         OVERVIEW, PAGE 48

72. WE NOTE YOUR STATEMENT THAT YOU EXPECT TO BE ABLE TO ACCESS ADDITIONAL FUNDS THROUGH SECURED AND UNSECURED BORROWINGS. SUPPLEMENTALLY, TELL US THE STATUS OF ANY NEGOTIATIONS FOR ADDITIONAL FINANCING.

         Response: We refer the Staff to our response to Comment No. 30 above and the changes made in this section of the prospectus.

73. WE NOTE YOUR STATEMENT IN THE FIRST PARAGRAPH UNDER THIS CAPTION THAT YOU EXPECT TO SUBSTANTIALLY ENHANCE YOUR "FINANCIAL FLEXIBILITY." PLEASE REVISE YOUR DISCLOSURE TO DISCLOSE WHAT YOU MEAN BY "FINANCIAL FLEXIBILITY."

         Response: We have included additional disclosure clarifying that the Company's enhanced "financial flexibility" results from the several means by which a public company can raise capital, including, but not limited to, public offerings of equity and debt securities.

74. YOU INDICATE IN THE LAST PARAGRAPH ON PAGE 48 THAT YOU WILL MEET YOUR SHORT-TERM LIQUIDITY NEEDS THROUGH NET CASH FROM OPERATIONS, RESERVES, AND PROCEEDS OF THIS OFFERING. PLEASE REVISE TO QUANTIFY YOUR RESERVES AS OF THE LATEST PRACTICABLE DATE.

         Response: We have revised our disclosure on page 53 to delete the references to reserves since we do not expect them to be material.

75. YOU INDICATE IN THE SECOND PARAGRAPH ON PAGE 49 THAT THE JOINT VENTURE OWNING HARRISBURG MALL HAS COMMITMENTS TO MAKE TENANT IMPROVEMENTS AND OTHER CAPITAL EXPENDITURES IN THE AMOUNT OF $29.8 MILLION. PLEASE REVISE TO QUANTIFY THE AMOUNT YOU WILL CONTRIBUTE.

         Response: The Company will not contribute any funds to cover the capital expenditures for tenant improvements at the Harrisburg Mall. The Harrisburg Mall joint venture has a construction loan with Commerce Bank relating to these commitments to make tenant improvements. The Commerce Bank loan has a maximum funding commitment of approximately $43 million, which the joint venture has borrowed $20 million as of June 30, 2004. We also expect to fund a portion of the capital expenditures with the proceeds from the state and local grants and economic incentives, which are expected to produce approximately $8 million in funding. We refer the Staff to our disclosure on page 55 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Harrisburg Mall Loan" for a more detailed discussion of the terms and conditions of the Commerce Bank loan.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 24


         CONTRACTUAL OBLIGATIONS, PAGE 50

76. PLEASE REVISE TO INCLUDE INTEREST IN YOUR TABLES OR A DISCUSSION IN THE TEXT. REFERENCE IS MADE TO FR-72, COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Response: We have revised the text after "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Consolidated Indebtedness Expected to Be Outstanding After This Offering" following the chart on page 55 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Harrisburg Mall Loan" to include the interest rate on the debt on the Harrisburg Mall. We supplementally advise the Staff that our other contractual obligations (i.e., our capital expenditure commitments) do not bear interest.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK, PAGE 51

77. PLEASE REVISE TO DISCLOSE THE MATURITY DATE OF YOUR DEBT. FURTHER, DISCLOSE THE CURRENT FIXED RATE OF YOUR OUTSTANDING INDEBTEDNESS.

         Response: We have revised our disclosure on page 56 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk" to include the maturity date of our debt.

STRUCTURE AND FORMATION OF OUR COMPANY, PAGE 52

78. PLEASE REVISE YOUR DISCLOSURE HERE AND THROUGHOUT YOUR PROSPECTUS TO IDENTIFY EACH OF THE PARTIES IN THE FORMATION TRANSACTIONS. FOR EXAMPLE, YOU INDICATE IN THE THIRD PARAGRAPH ON PAGE 54 THAT "CERTAIN CONTRIBUTORS" WILL RETAIN ALL RIGHT, TITLE AND INTEREST HELD BY THE CONTRIBUTED ENTITIES.

         Response: We refer you to the second paragraph on page 11 under the caption "Prospectus Summary--The Formation Transactions" where we define the term "contributors" as the holders of the ownership interests who are members of our senior management team. We have, in the following sections, including in the section referenced in the Staff's comment above, revised our disclosure to specifically name each party where the term "certain contributors" is used:
"Prospectus Summary--The Formation Transactions," "Prospectus Summary--Benefits to Related Parties," "Structure and Formation of Our Company--Formation Transactions" and "Certain Relationships and Related Transactions--Contribution Agreements and Tax Protection Agreement."

Ms. Elaine Wolff
Securities and Exchange Commission
Page 25


79. WE NOTE THAT YOU HAVE NOT UNDERTAKEN TO OBTAIN ANY THIRD-PARTY APPRAISALS OF PROPERTIES IN CONNECTION WITH THIS OFFERING. PLEASE REVISE TO PROVIDE A DETAILED DISCUSSION OF THE METHOD YOU USED TO VALUE THE PROPERTIES.

         Response: We refer the Staff to the first full bullet point appearing on page 58 of the prospectus under the heading "Structure and Formation of Our Company--Formation Transactions--Contribution and Exchange of Ownership Interests in Contributed Entities" which details how the value of the properties that were owned by the contributed entities were determined. Additionally, in response to Comment No. 31 above, we have also added this disclosure under the caption "Prospectus Summary--The Formation Transactions."

BUSINESS AND PROPERTIES, PAGE 56

         MALL ACQUISITIONS, PAGE 62

80. THROUGHOUT YOUR DISCLOSURE IN THIS SECTION, YOU REFER TO THE PROVEN TRACK RECORD OF STRONG LEAD GENERATIONS AND THE ABILITY TO EXECUTE TRANSACTIONS. YOU INDICATE THAT YOU HAVE STRONG RELATIONSHIPS WITH LENDERS AND OTHER FINANCIAL INSTITUTIONS. YOU ALSO INDICATE THAT YOU HAVE A TRACK RECORD OF SUCCESS IN ACQUIRING, RENOVATING AND REPOSITIONING UNDERPERFORMING OR DISTRESSED PROPERTIES. PLEASE PROVIDE SUPPLEMENTAL SUPPORT FOR THESE STATEMENTS. FURTHER, REVISE THE FILING TO DISCLOSE THE BASIS FOR YOUR CHARACTERIZATION OF SUCCESS.

         Response: With regard to the disclosure regarding our success in acquiring, renovating and repositioning underperforming or distressed properties, we note the significant information included in the prospectus relating to the Harrisburg Mall and Foothills Mall. Additionally, we have revised our disclosure to clarify the meaning of "success" in the context of our acquiring and repositioning efforts.

81. WE NOTE THAT YOU USE THE TERM "WE" TO DESCRIBE YOUR PREDECESSOR'S BUSINESS OPERATIONS. THIS APPEARS TO BE INCONSISTENT WITH YOUR DISCLOSURE ON PAGE 1 THAT "WE" REFERS ONLY TO FELDMAN MALL PROPERTIES, INC. AND ITS SUBSIDIARIES. PLEASE REVISE HERE, AND THROUGHOUT THE PROSPECTUS, TO CLARIFY THIS DISTINCTION.

         Response: We have revised our disclosure on page 1 to indicate that the term "we" includes the Company and its predecessor, unless otherwise indicated.

         Harrisburg Mall, page 67

82. JOINT VENTURE AND FINANCING. WE NOTE YOUR CONSTRUCTION LOAN WITH COMMERCE BANK. PLEASE REVISE TO DISCLOSE THE INTEREST AND AMORTIZATION PROVISIONS, PRE-PAYMENT PROVISIONS AND MATURITY DATE AND BALANCE TO BE DUE AT MATURITY ASSUMING NO PAYMENTS HAVE BEEN MADE ON PRINCIPAL IN ADVANCE OF DUE DATE. IN THIS REGARD, WE NOTE YOUR CROSS-REFERENCE TO YOUR MD&A. SEE ITEM 14(B) OF FORM S-11. PROVIDE SIMILAR DISCLOSURE FOR THE GENERAL MOTORS ACCEPTANCE CORP LOAN.

         Response: We have revised our disclosure to indicate the interest and amortization provisions, pre-payment provisions, and maturity date and balance to be due at maturity assuming no payments have been made on principal in advance of the due date for the Commerce Bank loan. We refer the Staff to our disclosure on page 74 which sets forth the terms of this loan.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 26


83. PLEASE REVISE TO DISCLOSE WHETHER YOUR JOINT-VENTURES CURRENTLY LIMIT YOUR ABILITY TO ENTER INTO REAL ESTATE VENTURES OR CO-INVESTMENTS WITH OTHER THIRD PARTIES. PLEASE EXPAND YOUR DISCLOSURE TO BRIEFLY DESCRIBE ANY LIMITATIONS CONTAINED IN YOUR EXISTING JOINT VENTURE AGREEMENTS.

         Response: We note that our joint ventures do not currently limit our ability to enter into real estate ventures or co-investments with other third parties. We have revised our disclosure on page 75 to disclose that our joint venture agreement restricts our ability to enter into transactions with our affiliates or our joint venture partner without the prior approval of our joint venture partner.

Description of Securities, page 97

84. PLEASE REVISE THE INTRODUCTORY PARAGRAPH TO REMOVE THE IMPLICATION THAT YOUR DISCLOSURE IS NOT COMPLETE. WHILE WE RECOGNIZE THAT, BY ITS VERY NATURE, A SUMMARY IS NOT COMPLETE, IT SHOULD CONTAIN AN OVERVIEW OF THE INFORMATION MATERIAL TO INVESTORS.

         Response: We have revised the introductory paragraph on page 108 to remove the implication that our disclosure is not complete.

Certain Provisions of Maryland Law and Our Charter and Bylaws, page 102

85. ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS. YOU INDICATE THAT YOUR CHARTER, BYLAWS, AND MARYLAND LAW CONTAIN PROVISIONS THAT MAY DELAY, DEFER OR PREVENT A CHANGE OF CONTROL. PLEASE REVISE TO BRIEFLY DESCRIBE THESE ANTI-TAKEOVER PROVISIONS.

         Response: We refer the Staff to our descriptions of the following anti-takeover provisions under the caption "Certain Provisions of Maryland Law and Our Charter and Bylaws": "--Removal of Directors," "--Business Combinations," "--Control Share Acquisitions," "--Subtitle 8" and "--Advance Notice of DirecTor Nominations and New Business." Each of the anti-takeover provisions listed in the section noted in the Staff's comment are discussed in detail from page 113 to page 115 of the prospectus.

UNDERWRITING, PAGE 132

86. WE NOTE THAT YOU HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES. PLEASE PROVIDE A BRIEF DESCRIPTION OF SUCH INDEMNIFICATION PROVISIONS.

         Response: We have added a brief description of such indemnification provisions on pages 143 and 144 of the prospectus.

87. PLEASE REVISE YOUR DISCLOSURE TO QUANTIFY THE NUMBER OF SHARES SUBJECT TO THE LOCK-UP AGREEMENT.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 27


         Response: We have added a sentence to page 143 under the caption "Underwriting" indicating the number of shares that will be subject to the lock-up agreement.

88. WE NOTE THAT AT YOUR REQUEST, THE UNDERWRITERS HAVE RESERVED SHARES FOR SALE FOR DIRECTORS, EMPLOYEES, BUSINESS ASSOCIATES AND RELATED PERSONS AT THE OFFERING PRICE. PLEASE SUPPLEMENTALLY CONFIRM, IF TRUE, THAT:

              O EXCEPT FOR THE UNDERWRITERS COMMISSION, THE OFFERS AND SALES ARE ON THE SAME TERMS AS THOSE OFFERED TO THE GENERAL PUBLIC;

              O NO OFFERS WERE MADE PRIOR TO THE FILING OF THE REGISTRATION STATEMENT;

              O   OFFERS WERE MADE ONLY WITH THE PROSPECTUS; AND

              O NO FUNDS HAVE OR WILL BE COMMITTED OR PAID PRIOR TO EFFECTIVENESS OF THE REGISTRATION STATEMENT.

         Response: The Company and the Representative have determined that there will not be a directed share program. We have deleted references to the program.

89. SUPPLEMENTALLY PROVIDE A COPY OF THE MATERIALS THAT YOU SENT TO THE DIRECTED SHARE PROGRAM PARTICIPANTS AND EXPLAIN TO US IN MORE DETAIL HOW THE PROGRAM WILL WORK.

         Response: We refer the Staff to our response to Comment 88 indicating that the Company will not have a directed share program.

90. YOU INDICATE IN YOUR RESPONSE THAT DIRECTORS, EMPLOYEES, BUSINESS ASSOCIATES AND RELATED PERSONS WILL BE ENTITLED TO PURCHASE SHARES IN THE PROGRAM. PLEASE CONFIRM THAT THE BUSINESS ASSOCIATES AND RELATED PERSONS ARE NOT REGISTERED BROKER-DEALERS.

         Response: We refer the Staff to our response to Comment 88 indicating that the Company will not have a directed share program.

91. WE NOTE YOUR STATEMENT IN THE PENULTIMATE PARAGRAPH ON PAGE 133 THAT IN CONNECTION WITH THIS OFFERING YOU HAVE AGREED TO OFFER TO APPOINT FBR TO ACT AS LEAD UNDERWRITER OR PLACEMENT AGENT IN CONNECTION WITH ANY OTHER PUBLIC OR PRIVATE OFFERING OF YOUR EQUITY OR DEBT SECURITIES. PLEASE TELL ANY PLANS TO PUBLICLY OR PRIVATELY OFFER EQUITY OR DEBT SECURITIES.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 28


         Response: Other than this offering, the Company does not currently have any plans to publicly or privately offer equity or debt securities.

92. PLEASE SUPPLEMENTALLY TELL US HOW YOUR PROCEDURES FOR THE ELECTRONIC DISTRIBUTION OF YOUR PROSPECTUS COMPLY WITH SECTION 5 OF THE SECURITIES ACT. IN PARTICULAR, PLEASE PROVIDE YOUR ANALYSIS OF HOW YOU OR THE UNDERWRITERS WILL PROVIDE INVESTORS WITH A PROSPECTUS THAT SATISFIES THE PROSPECTUS DELIVERY REQUIREMENTS. IN ADDITION, PLEASE DESCRIBE THE FOLLOWING TO US IN MORE DETAIL:

              O   THE COMMUNICATIONS USED;

              O THE MANNER OF CONDUCTING THE DISTRIBUTION AND SALE, SUCH AS THE USE OF INDICATIONS OF INTEREST OR CONDITIONAL OFFERS; AND

              O   THE FUNDING OF AN ACCOUNT AND PAYMENT OF THE PURCHASE PRICE.

         YOUR ANALYSIS SHOULD ADDRESS THE COMMUNICATIONS MADE DURING THE PRE-EFFECTIVE AND POST-EFFECTIVE PERIODS. IF THE UNDERWRITERS' PROCEDURES FOR ELECTRONIC DISTRIBUTION HAVE ALREADY BEEN APPROVED BY THE STAFF, PLEASE CONFIRM THAT THE PROCEDURES HAVE NOT CHANGED SINCE THE TIME OF OUR APPROVAL.

         Response: FBR.com, a division of FBR Investment Services Inc., will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the Internet Web site maintained by FBR. FBR has informed us that its procedures have been filed with and cleared by the Division of Corporation Finance of the Commission's Office of Chief Counsel, that such procedures have not changed since such clearance, and that it is on the "pre-approved list" that is disseminated to the reviewers of the Division of Corporation Finance. FBR has previously been advised by the Staff to refer future reviewers to the "pre-approved list."

93. PLEASE REVISE TO IDENTIFY THE UNDERWRITERS THAT HAVE PERFORMED FINANCIAL ADVISORY OR OTHER SERVICES IN THE PAST AND DESCRIBE THE MATERIAL TERMS UNDER WHICH THOSE SERVICES WERE PROVIDED. PLEASE ALSO DISCLOSE THE MATERIAL TERMS OF ANY EXISTING AGREEMENT UNDER WHICH ANY UNDERWRITER MAY PROVIDE FINANCIAL ADVISORY OR OTHER SERVICES IN THE FUTURE.

         Response: We have revised the disclosure to confirm that none of underwriters have performed any investment banking, financial advisory or commercial banking services in the past. In addition, we note that the arrangements with the Representative are disclosed.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 29


PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-2

94. PLEASE REVISE THE PRO FORMA BALANCE SHEET TO PRESENT THE IMPACT OF THE OFFERING AFTER GIVING EFFECT TO THE FORMATION TRANSACTIONS, ACQUISITION OF MINORITY INTEREST IN FOOTHILLS MALL AND THE FINANCING TRANSACTIONS. PLEASE DISCLOSE IN A SUBTOTAL COLUMN THE COMBINED EFFECTS OF ALL TRANSACTIONS OTHER THAN THE OFFERING SO THAT THE PRO FORMA FINANCIAL POSITION OF THE REGISTRANT BEFORE THE OFFERING IS TRANSPARENT TO INVESTORS. FOLLOW THIS WITH AN ADDITIONAL COLUMN TO GIVE EFFECT TO THE OFFERING AND THEN A FINAL COLUMN TO REFLECT THE REGISTRANT ON A PRO FORMA BASIS AFTER ALL TRANSACTIONS AND THE OFFERING.

         Response: The formation transactions, acquisition of minority interest and financing transactions will be concluded only if the offering occurs. Since we intend to fund these transactions with the proceeds of the offering, showing a subtotal prior to receipt of proceeds would misrepresent our cash position. Therefore, we have not provided this information.

95. PLEASE SUPPLEMENTALLY ADVISE US OF THE CONSIDERATION GIVEN TO FASB TECHNICAL BULLETIN 85-5 IN ACCOUNTING FOR THE INTEREST OF MEMBERS OTHER THAN MR. FELDMAN BEING CONTRIBUTED TO THE OPERATING PARTNERSHIP. IN THIS REGARD, EXPLAIN TO US IN SUFFICIENT DETAIL WHY THE ADDITIONAL INTEREST IN THE PREDECESSOR CONTRIBUTED BY NON-CONTROLLING PARTIES IS APPROPRIATELY NOT RECORDED AT FAIR VALUE AS THE ACQUISITION OF MINORITY INTERESTS. IS FELDMAN ARIZONA THE SOLE ENTITY CONTRIBUTING ASSETS TO THE OPERATING PARTNERSHIP? REVISE YOUR DISCLOSURE TO CLARIFY THE BASIS FOR YOUR ACCOUNTING.

         Response: The sponsor of the Company is Feldman Equities of Arizona, LLC, which is 100% directly or indirectly owned by Messrs. Feldman, Bourg, Jensen, and Erhart (and members of the Feldman family), collectively, the contributors in the formation transactions. The contributors will exchange their interests in Feldman Equities of Arizona for interests in Feldman Operating Partnership, a subsidiary of the Company, and for shares of common stock. In accordance with EITF Issue 94-2, Treatment of Minority Interests in Certain Real Estate Investment Trusts, this exchange is accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the Company and Feldman Operating Partnership will account for the contributed assets and liabilities at the sponsor's historical cost. We have revised the third paragraph of note A to the pro forma financial information to clarify the ownership of the Predecessor and the basis of accounting.

         Feldman Equities of Arizona has consolidated subsidiaries in which there are minority investors as of June 30, 2004. These minority investors are not party to the exchange of shares. Instead their interests will be purchased for cash from the proceeds of the initial public offering (or left in place and subject to an option in the case of the Harrisburg Mall joint venture). This acquisition of minority interest is accounted for at fair value as set forth in adjustment C to the pro forma financial information.

96. WE NOTE THAT IN CONNECTION WITH THE FORMATION TRANSACTIONS, THIRD PARTY INVESTORS WILL EXCHANGE THEIR OWNERSHIP INTERESTS FOR $5 MILLION IN CASH. PLEASE REVISE TO GIVE PRO FORMA EFFECT TO THE ABOVE OR CLARIFY.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 30


         Response: The pro forma effects of the payments to third parties are shown in adjustment C in the amount of $4.5 million, and adjustment F in the amount of $0.5 million. Since these arrangements are subject to separate agreements with said parties, we have presented these adjustments separately.

97. REFER TO PRO FORMA FOOTNOTE ADJUSTMENT 1(F). DISCLOSE THE FACTS AND CIRCUMSTANCES CONCERNING THE AWARD OF UNVESTED RESTRICTED STOCK, DESCRIBE THE MANNER IN WHICH YOU ACCOUNTED FOR THE AWARD, AND THE NUMBER OF SHARES AWARDED. ALSO, PLEASE PROVIDE A DISCUSSION EXPLAINING THE REASONS FOR DIFFERENCES IN THE VALUE ASSIGNED TO EACH AWARD AND THE OFFERING PRICE PER SHARE.

         Response: We have added the disclosure in adjustment 1(G), as requested.

98. PLEASE EXPAND FOOTNOTE 1(G) TO DISCLOSE THE NUMBER OF UNITS AND AMOUNT OF CASH CONTRIBUTION.

         Response: We have added the disclosure in adjustment 1(H), as requested.

99. PLEASE SHOW THE AMOUNTS TO DERIVE PRO FORMA EQUITY OF $139,448 BEFORE ALLOCATION TO MINORITY INTEREST.

         Response: The pro forma equity before allocation to minority interest is the total of the historical equity and all of the other pro forma adjustments having an impact on minority interest. We have revised the disclosure to clarify this computation in adjustment (M).

100. REFER TO PRO FORMA FOOTNOTE ADJUSTMENT 1(K). PLEASE EXPAND YOUR DISCLOSURE AND PROVIDE SUFFICIENTLY DETAILED SUPPORT FOR YOUR PRO FORMA ADJUSTMENT TO COMMON STOCK AND ADDITIONAL PAID IN CAPITAL.

         Response: We have revised the disclosure in adjustment 1(L) to clarify this computation.

101. PLEASE REVISE FOOTNOTE (EE) TO SEPARATELY DISCLOSE THE AMOUNTS RELATED TO EMPLOYMENT AGREEMENTS FROM BONUSES.

         Response: The requested disclosure in adjustment (FF) has been added.

102. PLEASE EXPAND FOOTNOTE (GG) TO IDENTIFY THE "CERTAIN" FORMER OWNERS ISSUED LIMITED PARTNERSHIP UNITS AND THE NUMBER OF UNITS.

         Response: The requested disclosure has been added in adjustment (II).

Ms. Elaine Wolff
Securities and Exchange Commission
Page 31


BALANCE SHEET - FELDMAN MALL PROPERTIES, INC.


NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE BUSINESS, PAGE F-12

103. WE NOTE THAT THE OPERATING PARTNERSHIP WILL RECEIVE A CONTRIBUTION OF DIRECT AND INDIRECT INTERESTS IN CERTAIN OF THE PROPERTIES AND CERTAIN ASSETS OF THE PREDECESSOR IN EXCHANGE FOR UNITS. PLEASE REVISE TO CLARIFY THE PROPERTIES AND ASSETS TO BE CONTRIBUTED AND THE ACCOUNTING METHOD THAT WILL BE USED TO RECORD THE CONTRIBUTION.

         Response: The requested disclosure has been added.

CONSOLIDATED FINANCIAL STATEMENTS - FELDMAN EQUITIES OF ARIZONA, LLC AND SUBSIDIARIES

104. PLEASE UPDATE YOUR FINANCIAL STATEMENTS PURSUANT TO ITEM 3-12 OF REGULATION S-X.

         Response: The financial statements have been updated pursuant to Item 3-12 of Regulation S-X.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-16

105. PRESENT ON THE FACE OF THE INCOME STATEMENT UNIT PER SHARE INFORMATION. REFER TO SAB TOPIC 4:F.

         Response: The Predecessor is a limited liability company, which has just one class of membership interest and does not have units of ownership interest. Therefore, the presentation of per share or per unit amounts is not applicable to the historical financial statements of the predecessor.


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS, PAGE F-19

106. PLEASE DISCLOSE THE NATURE AND AMOUNT OF YOUR CONTROLLING INTEREST IN FOOTHILLS MALL.

         Response: The requested disclosure has been added.

NOTE 6 - MORTGAGE AND OTHER LOANS PAYABLE, PAGE F-26

107. PLEASE EXPAND TO DISCLOSE AND DESCRIBE SIGNIFICANT RESTRICTIONS ON THE PAYMENT OF DIVIDENDS AND THE AMOUNT OF RETAINED EARNINGS OR NET INCOME RESTRICTED. ALSO INDICATE THE NATURE OF ANY RESTRICTIONS ON THE ABILITY OF CONSOLIDATED AND UNCONSOLIDATED SUBSIDIARIES TO TRANSFER FUNDS. REFERENCE IS MADE TO RULE 4-08 OF REGULATION S-X.

Ms. Elaine Wolff
Securities and Exchange Commission
Page 32


         Response: We advise the Staff that with respect to Note 6, neither the mortgage loan nor the revolving line of credit restrict the Predecessor's ability to make distributions. Similarly, there are no restrictions on the ability of the consolidated or unconsolidated subsidiaries to transfer funds in the form of dividend or distribution. Please note the additional disclosure in
Note 10 regarding restrictions on the partnership's ability to make distributions to the Company.


NOTE 10 - INVESTMENT IN UNCONSOLIDATED REAL ESTATE PARTNERSHIPS, PAGE F-28

108. IT APPEARS THAT FINANCIAL STATEMENTS OF FELDMAN HARRISBURG MAY BE REQUIRED BASED ON YOUR INVESTMENT AND THE CONDITIONS TO BE MET FOR PROVIDING FINANCIAL STATEMENTS UNDER RULE 3-09 OF REGULATION S-X. PLEASE REVISE TO INCLUDE THE FINANCIAL STATEMENTS OR ADVISE US OF YOUR CALCULATIONS FOR THE TESTS USED TO DETERMINE SIGNIFICANCE.

         Response: The financial statements required by Rule 3-09 have been included, starting on page F-33.

PART II


ITEM 36.  FINANCIAL STATEMENTS AND EXHIBITS.

109. PLEASE FILE ALL REQUIRED EXHIBITS AS PROMPTLY AS POSSIBLE. WE WILL REVIEW THE EXHIBITS PRIOR TO GRANTING EFFECTIVENESS OF THE REGISTRATION STATEMENT AND MAY HAVE FURTHER COMMENTS AFTER OUR REVIEW. IF YOU ARE NOT IN A POSITION TO FILE YOUR LEGAL AND TAX OPINIONS WITH THE NEXT AMENDMENT, PLEASE PROVIDE DRAFT COPIES FOR US TO REVIEW.

         Response: Please note that, to the extent not provided with Amendment No. 1, the Company will provide the required exhibits as promptly as possible. Clifford Chance US LLP will provide draft copies of its legal and tax opinions supplementally.

                                      * * *

Ms. Elaine Wolff
Securities and Exchange Commission
Page 33


         We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein and Hieu Pham, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,



/s/ Hieu Pham
-------------
Hieu Pham



Enclosures



cc:      Larry Feldman
         Jim Bourg
         Thomas Wirth
         Jay Bernstein
         Beth De Santo
         Jake Farquharson
         Alex Simpson
         John UyHam
         Marni Rachich
         Fuller O'Connor
         Chris Porter